4	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cambior's management discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). We report our results in US dollars; all amounts in the following discussion are in US dollars unless otherwise noted.

Caution Concerning Forward-looking Statements

This MD&A contains certain "forward-looking statements", including, but not limited to, statements regarding our strategic plans, future commercial production, sales (including market share evolution as regards bauxite and niobium) and financial results, in particular the estimated mining costs, capital expenditures and exploration and development budget for each of our mines; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives, particularly as regards Camp Caiman project; expected continuity of a favorable gold market and plans for reduction of gold hedging; evaluation and evolution of mineral reserves and resources (Rosebel's potential for further increases in particular), mine operating costs and capital expenditures, planned work programs, evolution of development projects as well as exploration budgets and targets, particularly as regards the Westwood and La Arena projects; litigation matters, measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants and, more generally, continuous access to capital markets; and Cambior's global outlook and that of each of its mines. Forward-looking statements express, as at the date of this MD&A, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond our control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of metals and minerals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Risks and Uncertainties section of this MD&A. The reader is cautioned not to place undue reliance on these forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this MD&A.

Cambior Inc.

Cambior Inc. is a Canadian-based gold mining company focused on the Americas. Since 1986, we have been engaged in the full cycle of mining from exploration through development, operation, closure and rehabilitation. In 2005, Cambior produced 638,400 ounces of gold, consistent with an average production of 608,000 ounces during the past five years.

As part of our strategy, we also produce niobium and refractory-grade calcined bauxite (Refractory "A" Grade Super Calcined, or RASC) to provide a reliable, long-term source of cash flow to support our gold operations. In 2005, 25.3% of our revenues were generated by our non-gold operations. Highlights for 2005 are:

• Record net earnings of $20.2 million or $0.07 per share;

• A 42% increase in proven and probable gold reserves to 5.0 million ounces;

• Continued strong performance at Rosebel;

• A 36% decrease in recourse debt;

• The sale of the Carlota copper project for approximately $38 million;

• Final deliveries on the prepaid gold forward sales agreement; and

• Capital investments of $93.8 million.

CAMBIOR 2005 ANNUAL REPORT	5

Since late 2001, we have focused on renewing our asset base to benefit from improved gold prices. Our initial priority was to develop the Rosebel deposit, which reached commercial production in February 2004, and has since been delivering strong performance and increasing shareholder value. The investment program initiated in 2001 is now beginning to provide a strong operating base that should allow us to reach our annual production objective of 800,000 ounces, supported by a minimum reserve base of 8 million ounces.

During the year, we met most of the goals outlined in our 2004 Annual Report. In particular, we:

• Produced 638,400 ounces at an average mine operating cost of $285 per ounce, compared to a planned 621,000 ounces at an average mine operating cost of $250 per ounce;

• Completed the Rosebel expansion and the initial phases of the Niobec expansion and the Omai Bauxite rehabilitation project;

• Reduced our mineral delivery commitments by delivering the final annual instalment of the prepaid gold forward sales agreement;

• Increased our ore reserves through the significant addition of reserves at Rosebel and inclusion of the Camp Caiman reserves following completion of the Feasibility Study;

• Realized value on the Carlota copper deposit by selling it for $15 million in cash and 50,000 ounces of gold to be delivered over the next two years.

Objective and Strategy

At Cambior, we are focused on providing a superior rate of return to our shareholders through the appreciation of our shares, which trade on the TSX and AMEX.

We believe that Cambior's share price is ultimately a reflection of its net asset value. We therefore aim to maximize this value through the following strategy:

1. Maximize the value of our mining operations and projects
• By successfully maximizing the output from our ore deposits in a cost-effective, safe and environmentally sound manner, while respecting the communities where we operate.

2. Grow our reserve/resource base
• By discovering new deposits, delineating further reserves at our current operating mines and projects, and acquiring new deposits and mining operations.

3. Maintain a strong financial capacity
• By ensuring that we have the cash resources and access to financial markets required to support our capability of finding, developing and expanding mining projects.

6	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Objective and Strategy (continued)

Key Performance Indicators and Selected Financial Data

	2005	2004	2003
Gold ($/oz.)
Average market price	444	409	363
Average realized price	421	370	320
Exchange rate (C$/US$)	1.2116	1.3015	1.4015
Gold production (oz.)	638,400	694,100	521,500
Mine operating costs ($/oz.)	285	244	241
Ounces of gold sold	649,900	687,800	516,800
Revenues ($ millions)
Gold	274.7	255.2	165.9
Non-gold	93.2	44.8	25.0
Total revenues ($ millions)	368.5	300.9	193.9
Net earnings (loss) ($ millions)	20.2	(73.8)	0.8
Cash flow from operating activities ($ millions)	40.5	38.0	24.2
Net capital investments ($ millions)	79.5	133.0	107.2
Cash and short-term investments ($ millions)	15.6	54.9	95.2
Total assets ($ millions)	621.4	590.4	498.4
Total debt ($ millions)	63.0	65.2	64.2
Deferred revenue ($ millions)	—	12.2	24.4
Shareholders' equity ($ millions)	401.7	375.0	338.3
Proven and probable reserves (oz. millions)	5.0	3.5	4.1
Share price (closing price)
US$ (AMEX)	2.79	2.67	3.10
C$ (TSX)	3.25	3.21	3.99

Revenues increased substantially in 2004 and 2005 due to new gold production from the Rosebel mine beginning in February 2004 and the acquisition of an increased participation in Niobec and Omai Bauxite, as well as improved gold prices. The increase in our asset base has generated improved earnings, although 2004 earnings were impacted by a $73.2 million asset impairment loss at the Doyon mine.

Market Trends

Cambior generates revenues predominately from the sale of gold, and to a lesser degree from the sale of ferroniobium and bauxite.

Gold Market

The gold market is relatively small in comparison to other major commodity markets. It is characterized by substantial above-ground reserves that can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are central banks. In September 1999, 15 large European central banks signed the Washington Agreement to ensure the orderly disposal of such reserves. The Washington Agreement was renewed in 2004 for a five-year term with additional participants, which will help ensure continued stability in the marketplace.

CAMBIOR 2005 ANNUAL REPORT	7

Because the gold market is small, changes in supply and demand can result in significant price fluctuations. In the past 25 years, the gold price has fluctuated as follows:

Gold Price – London PM Fix (US$/oz.)

During 2005, the gold price continued its upward trend from the 25-year low experienced in 2001. Gold traded between $411 and $513 per ounce, with strong price levels in the fourth quarter. The 2005 average price was $444 per ounce compared to $409 in 2004 and $363 in 2003. The gold price has strengthened in recent years due to:

1. Falling gold supply due to declining mine output and producer dehedging;

2. Rising jewellery demand;

3. Increased investment demand by speculators;

4. Increased investment demand by investors due to the introduction of new gold investment products aimed at facilitating the holding of gold as part of investment portfolios;

5. Continued devaluation of the US dollar against other currencies (particularly the Euro);

6. Low interest rates that reduced the opportunity cost of holding gold as an investment; and

7. Geopolitical tensions in the Middle East and the war on terrorism.

These factors are generally expected to persist over the medium term, and to support a rising gold price. Indeed, in the first 45 days of 2006, the gold price remained strong at levels not seen since the early 1980s.

8	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Market Trends (continued)

Niobium Market

Niobium is a strengthening element used in the manufacture of specialty steel alloys. Small additions of niobium increase the strength and durability of steel used in pipelines, the automobile industry and structures.

Unlike most other commodities, the niobium price remained constant over the past five years, although it rose somewhat in the latter part of 2005. However, niobium demand has increased significantly due to a general increase in the use of niobium, high demand in China and the additional use of niobium as a substitute for other, higher-priced specialty alloys.

Cambior is one of three producers worldwide, and has held a market share of between 10% and 15% over the past five years. The market is dominated by a Brazilian producer that strongly influences market conditions. Cambior's competitiveness in certain markets is also impacted by tariffs and duties imposed by governments. Nevertheless, steady market growth has enabled us to expand production and increase sales. We expect continued growth in the use of niobium.

Bauxite Market

In general, calcined bauxite products are used for the production of refractories, abrasive products and welding products. The calcined bauxite produced by Cambior is currently only designed to meet the needs of the refractory market. The worldwide market for refractory-grade bauxite, or RASC, is approximately 1.3 million tonnes per year. The unique physical and chemical characteristics of Guyanese bauxite have made it the preferred material for many refractory companies and customers around the world. Nevertheless, because of lower prices, multiple Chinese producers now account for an estimated 80% of worldwide supply.

Cambior expects to produce over 300,000 tonnes of RASC in 2006, accounting for approximately 25% of the worldwide market. However, as fuel price is a significant component of our direct production and transportation costs, our RASC sales volume may be adversely affected by high fuel prices.

We are currently working on developing new products from our bauxite deposit that would complement our RASC product and contribute to the profitability of our bauxite operation.

Consolidated Operations

Net Earnings

In 2005, Cambior earned record profits of $20.2 million. Profits for fiscal 2005 were largely based on a strong performance at Rosebel and the gain on the disposal of the Carlota project in the fourth quarter of the year. Net earnings (loss) and per share data for the past three years were as follows:

	2005	2004	2003
Net earnings (loss) ($ millions)	20.2	(73.8)	0.8
Per share ($)
Basic	0.07	(0.30)	0.00
Diluted	0.07	(0.30)	0.00

Revenues

Revenues during the past three years were as follows:

	2005	2004	2003
Ounces of gold sold	649,900	687,800	516,800
Revenues ($ millions)
Gold	274.7	255.2	165.9
Non-gold	93.2	44.8	25.0
Investment and other income	0.6	0.9	3.0
Total	368.5	300.9	193.9

CAMBIOR 2005 ANNUAL REPORT	9

The increase in revenues in 2005 was due to:

• Higher gold prices and less impact from past gold hedging: our average realized gold price increased by $51 per ounce (13.8%) compared to 2004, which more than offset a 5.5% decline in ounces sold;

• Higher niobium sales following the purchase of the remaining 50% interest in Niobec effective July 2004 and the 20% increase in production capacity in the fourth quarter of 2005 following completion of the plant expansion; and

• Inclusion of sales from Omai Bauxite, which Cambior acquired in December 2004.

In the past, we made use of various instruments to reduce the volatility of our gold revenues and secure cash flows from our operating mines. As part of a financial restructuring in 2001, our lenders imposed a revenue protection program requiring that 70% of production until 2005 be protected at a minimum price of $290 per ounce. We were obliged to implement this program at a time when gold traded between $256 and $293 per ounce, severely hindering our opportunity to benefit from the subsequently improving gold market.

In 2003, we succeeded in negotiating the elimination of the requirement to maintain a revenue protection program. At the same time, we adopted a new corporate policy providing for full exposure to the market price for our gold production, leading to greater volatility of our revenues and profitability and requiring a reduced level of debt related to project development. Since then, we have aggressively reduced our forward sales through opportunistic buy-backs and deliveries against commitments. As a result, we have cut our gold hedging commitments under the revenue protection program, including our prepaid gold forward sales, by 1.7 million ounces (91.3%) since 2001.

The buy-back of gold commitments impacts our revenues, as any losses incurred must be recorded as a reduction in sales, thereby partially offsetting the impact of sales made at market.

The impact of gold hedging on both earnings and operating cash flow in recent years and the estimated impact for future years based on a market gold price of $475 per ounce are as follows:

	2002	2003	2004	2005	2006 (E)	2007 (E)
Average market gold price ($/oz.)	310	363	409	444	475	475
Impact on earnings ($ millions)	(17.6)	(21.6)	(36.9)*	(12.0)	(8.6)	(3.0)
Impact on operating cash flow ($ millions)	(3.8)	(21.7)	(36.0)	(12.0)	(18.2)	(7.1)
* Includes the mark-to-market of Doyon's hedges as part of the asset impairment loss.

During 2005, our average realized price was $421 per ounce compared to an average market price of $444 per ounce. The average realized prices for 2004 and 2003 were $39/oz. and $43/oz. below market price, respectively.

During 2005, we made the final deliveries on our prepaid gold forward sales agreement, which was negotiated as part of the 2001 restructuring program. Under the agreement, we received a lump sum of $55 million in early 2001 in consideration of the delivery of 233,637 ounces over the next five years. We recorded the proceeds as deferred revenue and recognized this revenue over the term of the agreement. The impact on earnings and cash flow over the past three years was as follows:

		Assigned	Market	Impact on	Impact on
	Ounces	price	price	earnings	cash flow
	delivered	($/ounce)	($/ounce)	($ million)	($ million)
2003	52,000	235	363	(6.7)	(18.9)
2004	52,000	235	409	(9.1)	(21.3)
2005	52,000	235	444	(10.9)	(23.1)

The impact of the remaining ounces sold under forward contracts will be of lesser importance as they now represent only a small portion of production and reserves. Furthermore, we remain committed to the opportunistic buy-back of the remaining 2006-2007 positions on spot gold price weaknesses. Finally, we will be exposed to the market with respect to an additional 50,000 ounces of gold to be received over the next two years from the sale of Carlota.

10	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Consolidated Operations (continued)

Revenues (continued)

The table below summarizes the operating profit (loss) from mining operations:

(in millions of $)	2005	2004	2003
Revenues	368.5	300.9	193.9
Operating costs	256.4	209.6	144.3
Refining and transportation	12.9	3.4	2.1
Royalties	12.9	11.5	5.4
Mining operations	282.2	224.5	151.8
Depreciation, depletion and amortization	47.9	46.9	28.7
Impairment loss and restructuring costs	—	73.2	—
Total mine expenses	330.1	344.6	180.5
Operating profit (loss)	38.4	(43.7)	13.4
Net earnings (loss)	20.2	(73.8)	0.8

Mine operating costs rose in 2005, due mainly to higher production levels at our non-gold operations. In particular, higher refining and transportation charges were directly attributable to the increased volume of non-gold production. Mining costs were also significantly affected by strong inflationary pressures on fuel and most other supplies. Furthermore, our Canadian-based operations continued to be impacted by the strength of the Canadian dollar against the US dollar; the C$/US$ exchange rate averaged 1.2116 in 2005, 1.3015 in 2004 and 1.4015 in 2003. We also incurred higher royalty costs resulting from increased fees payable under the price participation formula applicable to Doyon and Rosebel. These negative factors were partially counterbalanced by the low-cost Rosebel operation.

In 2004, mine operating costs rose mainly as a result of the impact of the stronger Canadian currency on our Canadian operations, reduced thoughput at Doyon and higher-priced consumables.

Gold production and unit mine operating costs were:

		2005		2004		2003
	Ounces	$/oz.	Ounces	$/oz.	Ounces	$/oz.
Rosebel mine	341,400	208	273,700	170	—	—
Omai mine	99,500	366	240,400	244	271,000	220
Doyon Division	157,500	358	146,500	374	217,200	267
Sleeping Giant mine[1]	40,000	449	33,500	291	33,300	246
Total	638,400	285	694,100	244	521,500	241
[1] Cambior initially owned a 50% interest in the mine, and acquired the residual 50% interest on April 30, 2005.

CAMBIOR 2005 ANNUAL REPORT	11

The summary analysis and outlook for each of Cambior's operating units are as follows:

Rosebel Mine

The Rosebel mine is located in Suriname, South America, some 100 kilometers south of Paramaribo, the country's capital. The mine has been in production since February 11, 2004.

The Rosebel mine continued to exceed forecasts in 2005, surpassing the performance anticipated in the Feasibility Study that justified the initial investment at $300 per ounce of gold. The table below shows the mine's strong performance to date.

	Throughput	Grade	Gold Output	Mine Operating Costs
	(Tonnes per day)	(g Au/t)	(ounces)	($/ounce)
Quarter 1	13,400	1.6	27,300	163
Quarter 2	14,500	2.0	74,100	160
Quarter 3	16,300	1.7	79,000	195
Quarter 4	17,200	1.9	93,300	158
2004	15,200	1.8	273,700	170

Quarter 1	20,400	1.6	88,000	190
Quarter 2	19,400	1.7	89,600	190
Quarter 3	19,600	1.5	82,000	226
Quarter 4	19,400	1.5	81,800	230
2005	19,700	1.6	341,400	208

Mill throughput levels were maximized in 2005 to generate increased gold output and counter the rising cost of consumables and supplies. Because of this, we modified the original mining plan, which called for selective mining of higher-grade ore and stockpiling of low-grade material for milling later in the mine life. Consequently, all the ore is now being fed to the processing plant, which resulted in a lower grade than originally called for in the Feasibility Study for the first six months of 2005.

The success of Rosebel's first two years of operations has highlighted the mine's potential. Following the successful startup and mine optimization program, we embarked on an aggressive exploration and development drilling program with the intention of doubling the initial reserve base of 2.1 million ounces, as we had done previously at the Omai mine in neighbouring Guyana. Benefiting from an improved gold price and information gained from the $11.0 million invested in drilling in 2004 and 2005, reserves at December 31, 2005 were nearly 1.5 million ounces higher than the original reserve estimate, as shown below:

Rosebel Mineral Reserves

	Tonnage	Grade	Contained Gold
	(000t)	(g Au/t)	(000 oz.)
Pay Caro	17,223	1.5	844
East Pay Caro	10,892	1.1	397
Koolhoven	5,144	1.3	220
Royal Hill	22,014	1.4	1,006
Mayo	8,065	1.3	343
Rosebel	7,972	1.3	340
Stockpiles	1,736	1.1	62
Reserves – December 31, 2005(1)	73,046	1.4	3,212
Production – 2005	7,196	1.6	361
Production – 2004	5,067	1.8	300
Cumulative – Production and Reserves (Dec. 31, 2005)	85,309	1.4	3,873
Reserves – December 31, 2004(2)	52,910	1.5	2,459
Reserves – December 31, 2003(3)	47,165	1.6	2,382
(1) Based on gold price of $425 per ounce.
(2) Based on gold price of $400 per ounce.
(3) Based on gold price of $350 per ounce.

12	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Rosebel Mine (continued)

Rosebel Mineral Reserves (continued)

We are confident that we can further add to this reserve base, as the property has significant geological potential and our staff has identified excellent exploration targets.

Cambior holds 95% of the participating share capital of Rosebel Gold Mines N.V., our Surinamese operating company, while the remaining 5% is held by the Republic of Suriname. A Mineral Agreement was signed with the Republic of Suriname in 1994 and amended to reflect improved business conditions in March 2003. Rosebel's production is subject to royalties and a price participation right, payable as follows:

• To Grassalco (a state-owned entity): 2% of gold produced, plus 6.5% of the market price in excess of $425 per ounce using the average market price for a given quarter.

• To a foundation that promotes local development of natural resources in Suriname, a royalty of 0.25% of all minerals produced.

• As consideration for the acquisition of the residual 50% interest in Rosebel in May 2002, a price participation right of 10% of the average quarterly market price in excess of $300 per ounce on gold production from soft and transitional ore, and in excess of $350 per ounce from hard rock ore.

In 2005, Rosebel Gold Mines N.V. paid $3.8 million ($2.5 million in 2004) in royalties to Grassalco and the foundation, and Cambior paid $4.7 million ($2.9 million in 2004) in gold price participation.

Rosebel Operating and Financial Statistics

	2004(1)	2005	Target 2006
Tonnage mined (000 t)	16,780	21,937	27,444
Tonnage milled (000 t)	5,067	7,196	7,133
Grade milled (g Au/t)	1.84	1.56	1.56
Gold recovery (%)	94	94	94
Production (oz. Au)	273,700	341,400	335,200
Direct mining costs ($/oz.)	168	206	238
Refining and transportation ($/oz.)	2	2	2
Mine operating costs ($/oz.)	170	208	240
Royalties ($/oz.)	9	25	30
Total cash costs ($/oz.)	179	233	270
Depreciation ($/oz.)	78	56	73
Restoration ($/oz.)	—	—	—
Total production costs ($/oz.)	257	289	344
Mineral reserves (oz. Au)	2,459,000	3,212,000
(1) The Rosebel mine began commercial production on February 11, 2004.

Capital expenditures for 2005 were $27.9 million, mainly to complete Phase-2 construction of the plant, add to the mining fleet and conduct exploration and development drilling. In 2004 and 2003, during the mine construction and initial year of production, we invested $41.9 million and $91.3 million respectively.

Outlook

Rosebel is expected to produce 335,000 ounces of gold in 2006 at an estimated mine operating cost of $240 per ounce. The higher operating costs are due to a higher stripping ratio and a rising hard rock component of mill feed.

Based on the success of the 2005 reserve development program, we are planning a similar effort for 2006. We have allocated an initial budget of $5.0 million on development drilling of the existing deposits, and an additional $1.5 million to explore for new deposits on the Rosebel mining concession. The sustaining capital budget is $8.3 million, and covers mainly mine equipment purchases and expansion of the tailings dam capacity.

CAMBIOR 2005 ANNUAL REPORT	13

Omai Gold Mine

After 13 years of operation, the Omai gold mine closed in late September 2005, once the low-grade stockpile accumulated in prior years had been processed. Mining had ended in September 2004 following the depletion of the Fennell pit. Overall, the open-pit mine, located 160 kilometers south of the capital city of Georgetown, Guyana, produced over 3.7 million ounces, with a peak annual production of 354,300 ounces reached in 2001. The mine's strong performance was somewhat overshadowed by the difficult price environment for gold during its lifetime.

In 2005, the Omai gold mine produced 99,500 ounces at a mine operating cost of $366 per ounce, compared to a budgeted 107,000 ounces at a mine operating cost of $293 per ounce. The operation was impacted by high fuel prices, the main cost component at Omai as we operated our own diesel power-generating units to power the operation.

The dismantling of the Omai facilities began in 2003, when we transferred a significant portion of the processing facilities and mobile equipment to Rosebel. We also successfully redeployed certain assets to Linden to support our bauxite operations. We have earmarked some of the remaining facilities for use at other operations, including Camp Caiman. The mine personnel is currently in the process of executing the approved government closure. Prior to final closure, however, we intend to evaluate the potential for an underground operation based on the depth extension of the Fennell deposit. Should an adequate level of reserves be identified, the economics of such an operation could be enhanced by the availability of the remaining processing facilities, surface plant, camp and infrastructure.

Cambior and the Co-operative Republic of Guyana respectively own 95% and 5% of the voting common shares of OMAI Gold Mines Limited (OGML). Cambior's relationship with OGML and the State of Guyana is governed by a Mineral Agreement that provides for a 5% in-kind royalty on Omai's mineral production payable to the Co-operative Republic of Guyana, and basic business conditions governing the operation of the Omai mine.

Omai Operating and Financial Statistics

	2003	2004	2005
Tonnage milled (000 t)	5,748	5,545	3,703
Grade milled (g Au/t)	1.6	1.46	0.91
Gold recovery (%)	92	93	90
Production (oz. Au)	271,000	240,400	99,500
Direct mining costs ($/oz.)	200	226	364
Deferred stripping ($/oz.)	18	17	—
Refining and transportation ($/oz.)	3	3	3
By-product credits ($/oz.)	(1)	(2)	(1)
Mine operating costs ($/oz.)	220	244	366
Royalties ($/oz.)	18	20	21
Total cash costs ($/oz.)	238	264	387
Depreciation ($/oz.)	36	37	34
Restoration ($/oz.)	2	1	2
Total production costs ($/oz.)	276	302	423
Mineral reserves (oz. Au)	359,100	122,000

Outlook

In 2006, we will continue to restore the Omai mine site. Rehabilitation costs are expected to be approximately $1.8 million, in line with environmental provisions, and will be funded from cash resources. We will also invest some $3.5 million to assess the potential for an underground operation at Omai.

14	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Doyon Division

The Doyon Division comprises two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometers east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon property covers an area of approximately 2,870 hectares on the prolific Cadillac-Bousquet gold belt in the Abitibi region.

In operation since 1980, the Doyon mine produced its 5,000,000th ounce in January 2006. Originally in a 50/50 partnership with Barrick Gold Corporation, Cambior assumed operatorship of the mine in 1998 when it acquired Barrick's interest in the mine. As part of the acquisition price, we granted a 24.75% price participation right on the amount exceeding the average annual market price of $375 per ounce on the first 2,000,000 ounces produced following the transaction.

In the past two years, the mine faced ground stability issues that led to a reassessment of reserves. We reduced the Doyon reserve base by approximately 245,500 ounces in 2004 and a further 187,000 ounces in 2005. A new mine plan was implemented, and the resulting cutback in production entailed a significant reduction in the workforce in September 2004, as well as a $73.2 million impairment charge for the 2004 financial year.

When we consolidated ownership of the Doyon mine, we began integrating the activities of the Doyon and Mouska mines to benefit from operating synergies. Since then, Mouska production has been trucked four kilometers and processed at the Doyon mill. A high-grade deposit discovered by Cambior in the late 1980s, Mouska commenced production in 1992 and has produced 561,400 ounces to date. Production was suspended from December 2003 to October 2004 to allow for the deepening of an internal shaft to gain access to deeper levels. Mouska production is subject to royalties totalling 2.2%.

During 2005, the Doyon Division produced 157,500 ounces of gold at a mine operating cost of $358 per ounce, compared to a target of 166,000 ounces at $322 per ounce. The Doyon mine experienced production difficulties that affected the tonnage processed. Operating costs were also affected by inflationary pressures driven by energy costs and the strengthening Canadian dollar. In 2004, production was impacted by ground control issues at Doyon and suspension of production at Mouska to allow for shaft deepening. In 2003, gold output was 217,200 ounces, with the plant operating at full capacity to process ore from the Doyon and Mouska mines. Mine operating costs for 2003 were lower due to economics of scale and a weaker C$/US$ exchange rate.

Doyon Division Operating and Financial Statistics

	2003	2004	2005	Target 2006
Tonnage milled (000 t)
Underground mines	1,123	964	773	732
Open-pit and low-grade stockpiles	155	208	33	89
Total	1,278	1,172	806	821
Grade milled (g Au/t)
Underground mines	6.2	4.6	6.6	6.4
Open-pit and low-grade stockpiles	1.0	1.5	1.0	1.4
Average	5.6	4.1	6.3	5.9
Gold recovery (%)	95	96	96	96
Production (oz. Au)	217,200	146,500	157,500	150,000
Direct mining costs ($/oz.)	267	375	360	383
Refining and transportation ($/oz.)	1	1	1	1
By-product credits ($/oz.)	(1)	(2)	(3)	(3)
Mine operating costs ($/oz.)	267	374	358	381
Royalties ($/oz.)	2	9	14	20
Total cash costs ($/oz.)	269	383	372	401
Depreciation ($/oz.)	71	97	87	91
Restoration ($/oz.)	5	6	8	9
Total production costs ($/oz.)	345	486	467	501
Mineral reserves (oz. Au)	1,258,500	868,600	573,000

Capital expenditures amounted to $8.6 million in 2005 and consisted mainly of underground infrastructure and development. At year-end, proven and probable reserves stood at 2,794,000 tonnes at an average grade of 6.4 g/t for 573,000 ounces, representing a decrease of 34.1%.

CAMBIOR 2005 ANNUAL REPORT	15

Outlook

Cambior owns a significant land position around the Doyon mine property. The area has a rich history of production and hosts significant reserves. We continue to fund significant efforts to expand the reserve/resource base and benefit from the existing infrastructure and workforce. During 2006, the Doyon Division is expected to produce 150,000 ounces of gold at an estimated mining operating cost of $381 per ounce. Capital expenditures for 2006 are estimated at $8.5 million, mainly for underground infrastructure and exploration in the Mouska area.

Sleeping Giant Mine

The Sleeping Giant mine is located in northwestern Québec, approximately 80 kilometers north of Amos. It is a high-grade, vein-type, underground gold mine.

On April 30, 2005, Cambior consolidated the ownership of the Sleeping Giant mine by acquiring the remaining 50% interest from Aurizon Mines Ltd. for $4.1 million.

During the year, Sleeping Giant produced 40,000 ounces at a mine operating cost of $449 per ounce. The Sleeping Giant mine turned in a disappointing performance in 2005 as a result of a major labour shortage. The mine experienced a high level of employee turnover that directly impacted its productivity, as it is a labour intensive operation. To alleviate the situation, we have initiated a major recruitment and training program directly targeting younger workers.

Sleeping Giant Operating and Financial Statistics

Cambior's share (50% prior to May 2005, 100% thereafter)	2003	2004	2005	Target 2006
Tonnage milled (000 t)	88	96	121	126
Grade milled (g Au/t)	12.1	11.1	10.6	11.1
Gold recovery (%)	97	97	97	97
Production (oz. Au)	33,300	33,500	40,000	44,000
Direct mining costs ($/oz.)	251	298	454	417
Refining and transportation ($/oz.)	2	2	2	2
By-product credits ($/oz.)	(7)	(9)	(7)	(11)
Mine operating costs ($/oz.)	246	291	449	408
Depreciation ($/oz.)	53	63	105	108
Restoration ($/oz.)	5	6	4	7
Total production costs ($/oz.)	304	360	558	523
Mineral reserves (oz. Au)	79,200	91,600	137,800

During the year, capital expenditures at Sleeping Giant totalled $4.0 million, principally related to underground exploration and deferred development.

Drilling at the mine resulted in a gain in mineral reserves; at year-end, reserves stood at 376,000 tonnes grading 11.4 g Au/t, representing 138,000 ounces of gold contained.

Outlook

Sleeping Giant's targeted 2006 production is 44,000 ounces of gold at an estimated mine operating cost of $408 per ounce. Operating costs are expected to decrease as a result of higher productivity. Capital expenditures for 2006 are estimated at $2.0 million, mainly for reserve and deferred development.

16	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Niobec Mine

In operation since 1976, the Niobec mine is a reliable supplier of niobium, currently producing approximately 10% of world consumption. Originally a 50% partner in the mine, Cambior acquired the remaining 50% in mid-2004 and has operated the mine since then. As operator, we have focused on increasing production by raising plant throughput and expanding the processing and ferroniobium converting plants. In 2005, we invested $6.1 million to expand and optimize the plant. Additional amounts were also allocated to sustaining capital and underground infrastructure development.

Sales for 2005 amounted to $51.4 million, compared to $37.9 million in 2004 and $22.5 million in 2003. The increased sales in 2004 and 2005 were attributable to the acquisition of the additional 50% interest in 2004 and the completion of the expansion program in 2005. It should be noted that profitability in 2005 was affected by increased reagent costs, a stronger Canadian dollar relative to the US currency, and certain operational inefficiencies caused by implementing the expansion program while maintaining production.

At year end, reserves at Niobec stood at 21,487,000 tonnes at a grade of 0.67% Nb2O5. We expect that reserves can be further increased at depth.

Outlook

Niobium revenues for 2006 are expected to be approximately $60 million. Capital expenditures for 2006 are estimated at $6.2 million for sustaining capital and outlays required to increase production by a further 10%.

Omai Bauxite Mine

Given our 13 years of experience in Guyana and our desire to maintain a profitable operating base and participate in further gold mining operations in the country, we entered into an agreement with the Co-operative Republic of Guyana in December 2004 to participate in the privatization of certain assets of Linden Mining Enterprise, an entity wholly-owned by the Co-operative Republic of Guyana. A new company, Omai Bauxite Mining Inc. (OBMI), was formed to acquire the privatized assets, with Cambior holding a 70% interest and the Co-operative Republic of Guyana holding the remaining 30%. The Co-operative Republic of Guyana contributed the mineral deposits and the processing plant with its service facilities, for a deemed value of $5.2 million. Cambior invested $12.2 million to gain a 70% interest, including $5 million in cash and the balance through mine equipment transfers from the Omai gold mine.

OBMI currently markets one primary product, a trademarked high-alumina calcined bauxite known as Refractory "A" Grade Super Calcined (RASC). This product represents approximately 90% of the operation's total revenues, with the balance generated by two non-calcined products, a chemical grade bauxite and a cement grade bauxite. The operation also has the capacity to produce a metallurgical-grade bauxite (MAZ) and other non-metallurgical products, depending on market conditions. As part of the privatization agreement, both partners have agreed to reinvest all free cash flow during the initial five years following privatization to expand the operation into other products based on strong economic justification and to repay project debts.

To provide a stable source of power to OBMI's operations, Cambior incorporated a wholly-owned subsidiary and transferred surplus power generation units from the Omai gold mine to Linden, with the cost of their installation covered by non-recourse funding from a Caribbean institution. The power-generating subsidiary also provides power to a government-owned entity for distribution to the community, under a 15-year power agreement.

During 2005, Cambior focused on increasing plant production by embarking on a rehabilitation program funded by a $10 million non-recourse credit facility from a Caribbean financial institution. The enhanced mining fleet and stabilized operations resulted in the production of 212,000 tonnes of RASC, in line with the plan for the first year.

Affected by steep fuel prices and start-up inefficiencies, the bauxite operations essentially broke even in 2005. To secure adequate margins, we have gradually introduced product pricing indexed to the fuel price.

Proven and probable mineral reserves at the mine stood at 61.8 million tonnes grading 60% Al2O3 at year-end 2005, corresponding to a mine life of more than 70 years at the forecast 2006 production rate.

CAMBIOR 2005 ANNUAL REPORT	17

Outlook

In 2006, Omai Bauxite will process approximately 874,000 tonnes of raw bauxite with an overall process yield of 34.6% for production of approximately 300,000 tonnes of RASC. Our goal for 2006 is to reduce operating costs and increase production. We also intend to develop additional products to contribute to the profitability of the venture. We expect OBMI to generate approximately $64 million in sales in 2006, although we recognize that continued high fuel prices and other economic conditions could adversely impact our sales volume for the year.

Camp Caiman Project

The Camp Caiman gold project is located about 45 kilometers southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. Cambior holds a 30 km2 mining concession for the project, valid for a period of 25 years. We completed the Feasibility Study for the project in August 2005. The Camp Caiman deposit contains probable mineral reserves of 12.3 million tonnes at a grade of 2.8 g Au/t, representing 1.1 million ounces in situ. This reserve base could be further enhanced by regional exploration. The capital cost for the construction of the open-pit mining project is estimated at $114.7 million, which breaks down as follows:

Summary of Capital Expenditure

Description	(in millions of $)
Infrastructure	12.3
Mining equipment and pre-production	22.7
Process plant	26.3
Tailings and water management	8.0
Support facilities	7.7
Indirects	31.2
Subtotal	108.2
Contingency	6.5
Total	114.7

The construction schedule covers a period of 21 months following completion of the financing arrangements and the obtaining of operating permits, scheduled for the second quarter of 2006. We have also applied for financial incentives under the "Loi Girardin", which could reduce the capital cost by $30-35 million and are non-reimbursable provided we fulfill certain obligations.

The capital cost could change depending on the timing of construction release, the prices of commodities such as steel, and the availability of equipment and construction manpower. The capital cost allows for the transfer of certain equipment from the Omai gold mine.

We intend to fund the Camp Caiman development from our internal cash resources, government incentives and an increase in the term portion of our 2003 Credit facility.

The Camp Caiman production profile, based on the mineral reserves, is as follows:

Year	Tonnage milled	Head grade	Ounces	Direct costs
	(000 tonnes)	(g Au/t)		($/oz.)
1	2,008	2.45	142,400	228
2	2,008	2.80	167,900	204
3	2,007	2.54	138,600	258
4	2,007	2.10	113,900	315
5	1,951	2.86	124,300	330
6	1,360	3.47	91,600	332
7	944	4.76	88,000	256
Total	12,285	2.82	866,700	268

18	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Camp Caiman Project (continued)

Summary of Capital Expenditure (continued)

During production, the mine is expected to employ approximately 350 individuals.

It should be noted that Camp Caiman is eligible for a 10-year corporate tax holiday under the original contract signed by a predecessor company.

We plan to begin construction once we obtain the necessary permits and authorizations, secure incentive funding under "Loi Girardin", and finalize certain conditions related to regional levies.

Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine. Following a surface drilling program that led to the discovery of the Westwood deposit at between 1,000 and 2,000 meters below surface, we decided to drive an exploration drift from the Doyon mine to provide a drilling base to gain further information on the deposit and confirm the geological information obtained by surface drilling. During 2005, we invested some $3.2 million in Westwood, and we plan to invest a further $3.0 million in 2006 to continue the exploration drift and conduct a 14,000-meter drilling program. The potentional development of the Westwood orebody would benefit substantially from the existing milling facilities and other infrastructure.

La Arena

The La Arena project is located in the Huamachuco region of northeastern Peru, in an area that hosts several gold mining operations and deposits. Cambior has extensive land holdings in the region totalling some 137,000 hectares.

Cambior discovered the La Arena mineralization in 1997 while conducting grassroots exploration. The project was later put on hold when exploration budgets were cut due to low metal prices, but was reactivated in 2003.

During 2005, 19,587 meters of drilling were carried out on the La Arena oxydized gold deposit and the adjoining copper/gold porphyry. Based on the results to date, we have initiated several studies in preparation for a pre-feasibility study to be completed by mid-2006. Project outlays amounted to $4.5 million in 2005, and additional outlays of $5.4 million are planned in 2006.

General

We intend to aggressively pursue increasing our resources and reserves in 2006. We have allocated a 2006 exploration and development budget of about $28.6 million. Exploration will remain focused on or near our existing mine sites and advanced projects. Consequently, approximately $23 million of the total budget is expected to be capitalized. This capitalized budget includes expenditures for mine exploration and development drilling to increase reserves, mainly at Rosebel ($6.5 million), La Arena ($5.4 million), Westwood ($4.1 million) and the Fennell deep target ($3.5 million). The remaining $5.7 million will be spent on grassroots projects in Peru and in the Canadian and Guiana shields.

We finance our exploration expenditures from internal cash resources and, in the case of our Canadian exploration activities, through the issuance of flow-through shares. Flow-through shares are usually issued at a premium to market, as they allow the transfer of the tax deduction to individual investors. Some of our Québec exploration programs benefit from financial assistance from the Québec government. We also seek out strategic alliances to increase our exposure to new discoveries.

CAMBIOR 2005 ANNUAL REPORT	19

General and Administrative

Our increased activity level and additional regulatory compliance requirements have resulted in a gradual rise in general and administrative costs. The table below shows general and administrative costs for the past three years.

	2005	2004	2003
General and administrative costs (G&A) (in millions of $)	10.9	8.9	6.1
Revenues (in millions of $)	368.5	300.9	193.9
G&A as % of revenues	3.0%	3.0%	3.1%
C$/US$ (yearly average)	1.2116	1.3015	1.4015

Our general and administrative costs are mainly denominated in Canadian dollars and are therefore affected by the strengthening of the Canadian dollar against the US dollar. Cost increases in 2005 were also attributable to the initiation of the Sarbanes-Oxley 404 Internal Control Certification Process, and higher stock exchange listing and maintenance fees. General and administrative costs for 2006 are expected to be approximately $10.4 million.

Financial Expenses

Financial expenses amounted to $4.7 million in 2005, up $0.6 million from 2004 due mainly to an increase in the borrowing rate. In 2004, costs increased significantly relative to 2003 as we expensed interest and political risk premiums following the commencement of commercial production at Rosebel.

A summary of debt and interest is as follows:

	2005	2004	2003
Long-term debt – December 31 (in millions of $)	63.0	65.2	64.2
Financial expenses (in millions of $)	4.7	4.1	1.9
Financial expenses – capitalized (in millions of $)	0.7	0.5	1.4
Average LIBOR rate (%)	3.6	1.7	1.2
Average interest rate on credit facility (%)	5.0	4.1	4.3

In 2006, financial expenses are expected to be similar to 2005 levels.

Impairment of Assets

In accordance with our accounting policy, we review the carrying value of our assets on an annual basis. In our evaluation, we consider estimated future metal production from a deposit, estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. If we determine that the undiscounted cash flows of an operation are not sufficient to recover its carrying value, we must record an impairment charge. In determining the impairment charge, we must:

• Calculate the present value of the future cash flows. The difference between this amount and the carrying value is charged to income.

• Evaluate the recoverability of related hedge commitments and include any loss as part of the impairment charge.

As part of the annual review, we determined that the following impairment loss and restructuring costs related to the Doyon mine were required in 2004:

(in millions of $)
Impairment loss	52.7
Write-off of previously recorded deferred losses on hedging contracts	4.3
Hedge derivative loss associated with Doyon contracts	14.3
Restructuring costs	1.9
73.2

20	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

General (continued)

Impairment of Assets (continued)

The impairment charge resulted from:

i)     A reduction in reserves due to ground stability issues and increased operating costs;

ii)   A further increase in operating costs due to reduced economies of scale following the lowering of the underground production rate from 1,000,000 tonnes per annum to 700,000 tonnes per annum and to the strengthening of the Canadian dollar against the US dollar; and

iii)  Reorganization expenses of $1.9 million resulting from the layoff of 130 employees.

There were no impairment charges in 2005 or 2003.

Although the Doyon and Sleeping Giant operations have experienced profitability challenges in 2005, we were successful in implementing the required corrective measures. With the positive effect of these measures and rising gold prices, we do not expect further impairment charges to be necessary, assuming a long-term gold price of C$620.

Stock-based Compensation Costs

In accordance with accounting policies for stock-based compensation costs, we expensed the costs of options issued to directors and key employees. We calculate this expense using the Black-Scholes option pricing model, which is a widely-accepted method for valuing stock-based compensation. In determining the valuation of the option price, we took into account an expected life of five years and the following assumptions:

	2005	2004	2003
Semi-annual risk-free interest rate	3.50%	3.95%	4.08%
Volatility	65%	75%	78%
Dividend	—	—	—
Weighted average fair value of options granted	$1.00	$1.44	$0.93

In 2005, the total stock-based compensation costs determined under the fair value-based method of accounting was $1,595,000 (2004 – $1,580,000). The fair value of options exercised during 2005 totalled $262,000 (2004 – $202,000) and was transferred from contributed surplus to common shares.

We did not recognize stock-based compensation costs on our statement of consolidated operations prior to 2004. The cumulative effect prior to 2004 has been recognized as a transfer of $15.7 million from the deficit to the contributed surplus account.

Non-hedge Derivative Gain/Loss

We obtain a valuation of our portfolio of gold commitments from a counterparty at each reporting period. This market valuation is based on the forward rates and considers the market price, rate of interest, gold lease rate and volatility. Forward transactions for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method.

Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuation of such transactions is included in the consolidated statement of operations. This valuation can cause a significant variation in earnings for any given period. Because we have decided to eliminate the use of optionalities, which we account for as non-hedge derivatives, no significant accounting adjustments related to mark-to-market fluctuations are expected to impact earnings after 2004, resulting in significantly less impact on earnings.

CAMBIOR 2005 ANNUAL REPORT	21

In conjunction with the sale of the Carlota Project, we are scheduled to receive 50,000 ounces of gold in eight equal quarterly instalments of 6,250 ounces commencing on March 31, 2006. In recording the sale proceeds at closing, the fair value of the gold receivable was determined to be $23.6 million based on forward prices at the closing date and a 3% risk premium. As the gold price was $489 per ounce on the closing date, we recognized both a $24.5 million gold receivable and a related discount of $0.8 million. We will record any fluctuation to the market price until final delivery as a non-hedge derivative gain or loss. In 2005, the value of the gold receivable increased by $1.2 million following a rise in the market gold price to $513 per ounce at year-end.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

	Dec. 31	Dec. 31	Dec. 31
	2005	2004	2003
Estimated fair value of Cambior's gold forward sales and purchase commitments:
Forwards ($ millions)	(20.5)	(8.7)	(59.7)
Forwards – Doyon future gold production included in the impairment
loss in 2004 and recognized on the balance sheet ($ millions)	(13.5)	(14.3)	—
	(34.0)	(23.0)	(59.7)
Non-hedge derivatives recognized on the balance sheet ($ millions)	1.1	1.5	(7.8)
Estimated mark-to-market value – revenue protection program ($ millions)	(32.9)	(21.5)	(67.5)

	2005	2004	2003
Impact on earnings of non-hedge derivative instruments ($ millions)	(0.5)	9.3	(1.4)
Loss arising from the exercise of call options sold and gold purchase commitments	2.0	(8.3)	(1.1)
Gain resulting from lease rate swap contracts	—	1.5	3.1
Gain resulting from the variation in market prices of ounces of gold receivable
related to the disposal of the Carlota Project	1.2	—	—
Non-hedge derivative gain (loss)	2.7	2.5	0.6

Income and Mining Taxes

Cambior is subject to income and mining taxes in the jurisdictions where it operates. These taxes are calculated based on profitability and may, in some cases, include minimum taxes such as the tax on large corporations in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes.

In 2005, mainly due to Rosebel's strong performance, we registered a future income tax expense of $13.6 million. In addition, we recognized a recovery of $1.6 million in future mining tax in Canada. We also recorded a Canadian mining tax recovery of $2.0 million in 2005, compared to $0.5 million payable in 2004 and a recovery of $0.6 million in 2003.

We have significant cumulative tax losses and unrecognized tax deductions, which are described in Note 20 to the consolidated financial statements. The realization of these unrecorded tax assets is subject to generating profit in the jurisdictions and/or corporations in which these losses and deductions were incurred.

22	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Quarterly Review

The following table shows selected results by quarter for the last eight quarters.

	First	Second	Third	Fourth		First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Year	quarter	quarter	quarter	quarter	Year
(unaudited)	2004	2004	2004	2004	2004	2005	2005	2005	2005	2005
(in millions of $)
Total revenues	60.0	78.3	80.7	81.9	300.9	90.5	89.4	91.2	97.4	368.5
Cash flow from operating activities	7.8	9.6	16.9	3.7	38.0	11.2	11.3	11.2	6.8	40.5
Net earnings (loss)	7.3	1.7	(6.1)	(76.7)	(73.8)	1.6	1.0	(2.2)	19.8	20.2
Basic net earnings (loss)
per share ($)	0.03	0.01	(0.02)	(0.28)	(0.30)	0.01	0.00	(0.01)	0.07	0.07
Diluted net earnings (loss)
per share ($)	0.03	0.01	(0.02)	(0.28)	(0.30)	0.01	0.00	(0.01)	0.07	0.07
Basic weighted average number
of common shares
outstanding (millions)	241.0	241.8	244.5	269.9	249.3	274.2	274.3	274.4	274.5	274.3
Effect of dilutive stock
options (millions)	2.8	2.9	—	—	—	2.1	1.2	—	1.5	1.6
Effect of dilutive warrants (millions)	0.1	0.1	—	—	—	—	—	—	—	—
Diluted weighted average
number of common shares
outstanding (millions)	243.9	244.8	244.5	269.9	249.3	276.4	275.5	274.4	276.0	275.9
Number of ounces of gold
produced (thousands)	152	193	174	175	694	166	172	158	142	638
Mine operating costs ($/ounce)	240	226	263	251	244	269	273	314	286	285

Fourth quarter earnings for 2004 and 2005 reflect unusual transactions, including the Doyon impairment charge (-$71.2 million) in 2004 and the gain on the sale of the Carlota project ($12.5 million) in 2005.

Consolidated Cash Flows

Operating Activities

Cash flow from operating activities amounted to $40.5 million in 2005, after an investment of $13.6 million in working capital, compared to $38.0 million in 2004 and $24.2 million in 2003.

The increase is attributable to higher gold revenues. During 2005, the investment in working capital was primarily due to an increase in receivables, mainly from the bauxite operations, and higher supplies inventory. It should be noted that cash flow from operating activities for each year excludes $12.2 million for the value of proceeds received under the prepaid gold forward sales agreement in 2001, but for which we delivered 51,919 ounces per annum, with the final delivery in December 2005.

CAMBIOR 2005 ANNUAL REPORT	23

Investing Activities

During 2005, funds used in investing activities amounted to $41.8 million, compared to $114.2 million in 2004 and $149.8 million in 2003. We have been aggressively rebuilding our asset base since 2002 to compensate for a period of low investment during the down cycle in commodity prices. In recent years, our major capital projects were as follows:

• Construction of the Rosebel mine in 2003 and 2004;

• Increase in ownership of the Niobec mine in 2004 through the acquisition of Sequoia Minerals;

• Mine deepening programs at the Sleeping Giant and Mouska mines;

• Acquisition and subsequent advancement of the Camp Caiman project;

• Plant expansion at the Niobec operation; and

• Acquisition and rehabilitation of the Omai bauxite operation.

The amounts invested were partially offset by the sale of the Carlota copper project in late 2005. Our annual investments are summarized below:

(in millions of $)	2005	2004	2003
Canada
Doyon Division	8.6	17.2	10.6
Sleeping Giant	4.0	3.1	4.4
Acquisition of 50% interest in Sleeping Giant	4.1	—	—
Omai	(2.1)	(4.0)	(1.5)
Rosebel	27.9	41.9	87.1
Niobec	10.0	2.7	1.7
Sequoia acquisition	—	42.0	—
Bauxite	19.9	10.3	0.8
Omai Services	6.2	—	—
French Guiana – Camp Caiman	6.2	7.7	(2.0)
Carlota – Disposition	(14.3)	—	—
Carlota – Additions	2.1	5.9	1.7
Projects and other	6.9	6.2	4.4
Total	79.5	133.0	107.2

These investments should provide Cambior with a strong base to generate increasing operating cash flow.

During the past years, we executed the following transactions:

Sale of the Carlota Copper Project – 2005

From 2002 to 2005, we performed various studies to realize value on the Carlota copper project, acquired in 1990. Following a review of various alternatives, we decided to sell the project and use the proceeds to fund the development of gold projects. We finalized the sale to Quadra Mining Inc. on December 21, 2005 through the transfer of all the shares of Cambior USA, Inc. and its wholly-owned subsidiary, Carlota Copper Company, for the following consideration:

• $15 million in cash received at closing;

• 50,000 ounces of gold payable in eight quarterly instalments of 6,250 ounces commencing on March 31, 2006; and

• Contingent consideration of up to $4 million payable following a confirmatory drilling program.

The last four quarterly gold payments may be deferred should the purchaser be unable to begin construction, but to a date no later than December 31, 2010. We incurred expenses of $1.0 million to conclude the transaction.

24	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Consolidated Cash Flows (continued)

Investing Activities (continued)

Sale of the Carlota Copper Project – 2005 (continued)

We accounted for the transaction as follows:

(in millions of $)
Proceeds from disposal:
Cash	15.0
Gold receivable	23.6
38.6
Less: transaction costs	1.0
Net proceeds	37.6
Carrying value	25.1
Profit on disposal	12.5

At closing, the gold receivable was evaluated based on the forward price at the closing date and a risk premium of 3%. The gold receivable will be reviewed at each financial statement date, and any fluctuation in valuation will be recorded in the income statement as a "non-hedge derivative gain/loss".

Realization of the proceeds is dependent on the gold market price and is subject to the purchaser's credit risk. We have secured our receivable through various direct and indirect guarantees against the Carlota project.

The contingent consideration was not included in the determination of the proceeds of disposal. Any realization of this consideration will be recorded as profit in the period determined.

As part of the transaction, we transferred the majority of our US tax pools.

The transaction was net of income taxes due to the available cost base.

Before selling the Carlota project, Cambior had invested $2.1 million in 2005, $5.9 million in 2004 and $1.7 million in 2003.

Consolidation of Ownership – Sleeping Giant Mine – 2005

Effective April 30, 2005, we purchased the remaining 50% interest in the Sleeping Giant mine for a cash consideration of $4.1 million (C$5.2 million). The transaction was accounted for as an acquisition of assets.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

(in millions of $)
Current assets	0.6
Investments	0.8
Property, plant and equipment	6.0
Total assets acquired	7.4
Current liabilities	1.6
Liability for asset retirement obligations and others	1.7
Total liabilities assumed	3.3
Net assets acquired	4.1

CAMBIOR 2005 ANNUAL REPORT	25

Consolidation of Ownership – Niobec Mine – 2004

In July 2004, Cambior completed the acquisition of Sequoia Minerals Inc., whose principal asset was a 50% interest in the Niobec mine. Consequently, we increased our ownership to 100% in Niobec, a niobium producer in operation since 1976 with more than 18 years of remaining reserves. Following the acquisition, we assumed the operatorship of the mine and initiated an expansion and optimization project necessitating investments of $5.6 million, which was completed in 2005.

The acquisition of Sequoia Minerals Inc. can be summarized as follows:

(in millions of $)
Current assets	13.0
Investments	0.1
Property, plant and equipment	58.2
Future income tax assets	0.1
Total assets acquired	71.4
Current liabilities	5.0
Assumption of long-term debt	14.1
Assumption of debenture	1.0
Asset retirement obligations	0.8
Accrued benefit liability	1.4
Future mining tax liabilities	0.5
Total liabilities assumed	22.8
Net assets acquired	48.6

Consideration
Disbursement	42.0
Issuance of Cambior shares	6.3
Conversion option on convertible debenture	0.3
Fair value of Sequoia common share purchase options converted into Cambior options	0.0
48.6

Acquisition of the Camp Caiman Project – 2003

In November 2003, we acquired the Camp Caiman advanced exploration project through a merger transaction with Ariane Gold Corp. ("Ariane"), a junior mining exploration company. The acquisition was in line with our desire to increase our presence on the Guiana Shield to benefit from the expertise and knowledge gained at Omai Gold and Rosebel. The transaction was accounted for as an acquisition of assets, as follows:

(in millions of $)
Cash and cash equivalents	3.2
Current assets	0.2
Investment(1)	(0.4)
Property, plant and equipment – mining projects	49.6
Total assets acquired	52.6

Current liabilities	2.3
Assumption of long-term debt	9.7
Total liabilities assumed	12.0
Net assets acquired	40.6

Consideration
Issuance of Cambior shares	39.2
Fair value of Ariane common share purchase options converted into Cambior options	1.4
40.6
(1) We held shares in Ariane prior to the transaction.

26	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Consolidated Cash Flows (continued)

Short-term Investments

As part of our cash management strategy, we invest our excess cash resources in short-term deposits and commercial papers with a maturity in excess of 120 days. In accordance with accounting pronouncements, these are classified as short-term investments. Short-term investments were reduced by $33.8 million in 2005 and $32.9 million in 2004 and increased by $41.6 million in 2003.

Investments

From time to time, we invest in marketable securities of other mining and exploration companies that have the potential to complement our asset base. These may be sold upon reaching certain valuation parameters or utilized as a toehold for acquisition, as in the Ariane transaction.

Our investment generated $3.8 million in 2005, following the sale of investments and the collection of residual proceeds from the sale of the El Pachon copper project in 2001. In 2004 and 2003, these investments increased by $14.2 million and $1.1 million respectively. As at December 31, 2005, the market value of publicly-traded securities held in investment was $20.7 million, compared to a carrying value of $14.1 million.

Financing Activities

During the past four years, we have strengthened our balance sheet to ensure that we have the financial ability to develop our productive asset base. Mining is a capital-intensive business that requires significant up-front capital to develop productive assets and generate cash flow. In order to be successful, we must maintain a positive relationship with the financial community to be able to access temporary capital through bank loans and permanent capital through equity offerings.

Issuance of Securities

We have taken advantage of renewed investor interest to strengthen our balance sheet through various public offerings in recent years. The following table shows our proceeds from share issues over the past three years:

		2005		2004		2003
	No. of		No. of		No. of
	shares	Proceeds	shares	Proceeds	shares	Proceeds
	(000)	($ millions)	(000)	($ millions)	(000)	($ millions)
Public offerings	—	—	29,333	87.8	40,000	72.2
Exercise and expiry of warrants	—	—	150	0.1	24,754	44.0
Exercise of options	410	0.4	635	0.9	515	0.6
Flow-through shares	—	—	987	3.3	571	1.4
Total	410	0.4	31,105	92.1	65,840	118.5

In order to retain the interest of the capital markets, we maintain an active investor relations program aimed at institutional and individual investors. Our access to capital markets is mainly dependent on our historical performance and future prospects, as well as investor interest in the precious metals sector.

At February 20, 2006, the date of this MD&A, Cambior had 274,856,625 common shares outstanding.

CAMBIOR 2005 ANNUAL REPORT	27

2003 Credit Facility

In 2003, we entered into a credit facility agreement (the "2003 Credit facility") with a syndicate of international financial institutions. The $65 million facility originally consisted of a term portion of $55 million and a $10 million revolving line of credit. The term portion was used to:

• Reimburse the outstanding balance of the credit facility negotiated in 2001; and

• Fund the development of the Rosebel project.

The term portion was reduced by $5 million in 2003 using the proceeds of a share issue.

Under the 2003 Credit facility, the term and revolving facilities were to be fully reimbursed by December 31, 2007. The repayment schedule was extended by nine months in 2004 following the acquisition of Sequoia Minerals Inc. Furthermore, we negotiated a $5 million increase in the revolving portion of the facility in 2005. During the year, we made four quarterly reimbursements totalling $18 million.

The quarterly repayment schedule for the term portion is as follows:

(in millions of $)
2006	14.0
2007	14.0
2008	4.0
32.0

The revolving credit is to be fully reimbursed on September 30, 2008. We have not drawn on the facility to date, but have issued letters of credit to guarantee certain corporate obligations amounting to $6.7 million, which could call upon the facility.

In 2005, we also negotiated certain improvements to the agreement governing the 2003 Credit facility.

We have pledged our interest in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines as security under the loan. In accordance with the agreement, we must maintain a number of financial and other covenants, including:

• Political risk insurance coverage on our main foreign-domiciled gold operations;

• A net-senior-debt-to-adjusted-EBITDA ratio of less than 3.5;

• An adjusted-EBITDA-to-interest ratio of greater than 2.25; and

• A current-assets-to-current-liabilities ratio of greater than 1.35.

As part of the facility agreement, the syndicate had requested that we maintain a mandatory hedging program covering 30% of expected gold production until the end of 2007. Following our C$100 million equity financing in 2003, we obtained the elimination of the hedging covenant.

As part of the revised terms negotiated in 2005, the interest margin on the credit facility is calculated at LIBOR plus a premium of 1.50% - 2.25%, with the premium being determined based on a ratio of net debt to EBITDA.

28	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Financing Activities (continued)

Credit Facility – OBMI

To fund the refurbishment of the Linden bauxite operations, OBMI secured a non-recourse $10 million credit facility at an interest rate of 10.5%, subject to review every three years. The facility has a 10-year term, with no capital repayments during the first 24 months. Thereafter, the facility is reimbursable in 32 equal consecutive quarterly instalments. OBMI is required to maintain a debt service account of one principal and interest payment. The facility was fully drawn in 2005.

We have entered into negotiations with the lender to increase the facility to fund further improvements to OBMI's facilities.

Credit Facility – OSI

A non-recourse $8 million facility was obtained by Omai Services Inc., a wholly-owned subsidiary of Cambior, to fund the power plant in Linden that supplies power to OBMI. The facility is reimbursable in 36 equal instalments commencing on June 30, 2006, and carries an interest rate of 10.5% that is subject to review every three years.

Camp Caiman – Balance of Purchase

As part of the acquisition of the Camp Caiman project in 2003, we assumed a non-recourse debt of $9.7 million. An amount of $2.2 million was repaid in 2004, with the remaining amount being payable in two equal instalments, one in August 2006 and the other 120 days after commencement of commercial production. As part of the purchase price allocation in 2003, the amount due was discounted at a rate of 3%.

Prepaid Gold Forward Sales Agreement – Deferred Revenue

Under the terms of the $55.0 million prepaid gold forward sales agreement (the "Prepaid Agreement"), Cambior undertook to deliver 233,637 ounces of gold in equal monthly instalments from July 2001 to December 2005. The cash proceeds from the Prepaid Agreement were received in full in 2001 and were accounted for as deferred revenue and presented under operating activities in the consolidated statement of cash flows.

As per the terms of the Prepaid Agreement, we delivered 51,919 ounces of gold in each of the past three years valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in our consolidated statement of cash flows.

The final delivery under the agreement was made on December 31, 2005.

General

We have been aggressively reducing our recourse debt and financial obligations over the past two years. Should we be required to access debt markets to fund project development such as Camp Caiman, we will ensure that we maintain a prudent debt-to-equity ratio.

CAMBIOR 2005 ANNUAL REPORT	29

Consolidated Balance Sheets

Total assets amounted to $621.3 million at December 31, 2005 compared to $590.4 million at the end of 2004. The $30.9 million increase in 2005 is mainly attributable to the investment in new projects funded by non-recourse debt, recognition of a future income tax asset and profits earned in 2005.

Property, plant and equipment totalled $454.9 million compared to $398.8 million in 2004. This includes $76.3 million (16.8%) for the total value of projects in the exploration and development stage, compared to $62.5 million (15.7%) in 2004. Construction and development of these projects are subject to the securing of financing for their development, favorable market conditions for commodities and positive feasibility studies.

Cash and short-term investments decreased by $39.3 million during the year to stand at $15.6 million at December 31, 2005. Receivables increased by $19.3 million, mainly as a result of the increase in non-gold sales by Omai Bauxite and Niobec, and the inclusion of the 25,000 ounces of gold receivable in 2006 from the sale of Carlota. Working capital totalled $41.7 million compared to $49.9 million at December 31, 2004.

Long-term debt, including the $21.2 million due within one year, amounted to $63.0 million at year-end, compared to $65.2 million at the beginning of 2005.

The following table outlines the major outflows related to debts or contractual obligations. These will be met through available cash resources, operating cash flows and new debt in the case of outlays for OBMI.

(in millions of $)	Total	2006	2007	2008	2009+
2003 Credit facility	32.0	14.0	14.0	4.0	—
Residual balances of purchase price	9.4	4.9	0.7	3.8	—
Non-participating shares	1.4	0.5	0.5	0.4	—
Convertible debenture	1.2	1.2	—	—	—
Credit facility – OBMI	10.0	—	0.6	0.9	8.5
Credit facility – OSI	8.0	0.4	0.6	0.7	6.3
Capital Commitments	5.5	5.5	—	—	—
Operating lease	0.9	0.4	0.4	0.1	—
Other	1.0	0.2	0.4	0.2	0.2
Total	69.4	27.1	17.2	10.1	15.0

Warrants issued in 2003 and 2004 may increase our capital base by up to $115 million (C$139 million) through the issuance of 34.7 million shares, provided they are exercised prior to their expiry in 2006 and 2008. The exercise of warrants is primarily dependent on the share price at any given time until they expire.

Under the 2003 Credit facility, we are restricted as to the payment of dividends. We do not anticipate any dividend payment to shareholders in the near term as we are reinvesting operating cash flows to rebuild our asset base.

The fair value of non-hedge derivative instruments as at December 31, 2005, was $1.1 million compared to $1.5 million at December 31, 2004.

Non-controlling interests relate to the minority partners' interests in OBMI and Rosebel Gold Mines N.V.

In 2005, shareholders' equity rose by $26.7 million, due primarily to earnings of $20.2 million in 2005 and a $4.6 million increase in the cumulative translation adjustment account. In 2004, shareholders' equity increased by $36.7 million.

The Canadian mines have been designated as self-sustaining operations. Consequently, the translation adjustments arising from changes in exchange rates are deferred and included in a separate component of shareholders' equity. As the net investment in the Canadian operations decreases, the related gain/loss in the foreign exchange will be recognized in the income statement.

In 2005, we recognized a $742,000 gain on foreign exchange on the reduction of our net investment in our Canadian operations. At December 31, 2005, we had an unrealized foreign exchange gain of $21.3 million (2004: $16.7 million) on our net investment in Canadian operations.

30	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Shareholder Rights Plan

In November 2005, Cambior's Board of Directors adopted a shareholder rights plan to encourage the fair treatment of shareholders in the event of a take-over bid. The plan will provide the directors and the shareholders more time to consider fully any unsolicited take-over bid. The adoption of the plan is to be confirmed at Cambior's Annual and Special Meeting of Shareholders in May 2006.

Environment

Cambior's activities are subject to various laws and regulations regarding environmental protection, which are constantly evolving and generally tend to impose increasing restrictions.

We have incurred, and expect to incur in the future, costs to ensure compliance with these laws and regulations. When the legal obligation associated with the retirement of long-lived assets is incurred, we recognize the fair value of an estimated liability for the future cost of restoring a mine site upon termination of operations with a corresponding increase to the carrying value of the related long-lived asset. We amortize the added amount and recognize an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. Restoration and closure cost estimates are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against these provisions.

The undiscounted value of these obligations is currently estimated as follows:

(in millions of $)
Doyon mine	30.3
Omai gold mine	1.8
Rosebel mine	3.0
Omai bauxite mine	2.6
Niobec mine	2.3
Sleeping Giant mine	2.6
Other mines	1.4
44.0

We expect to fund these expenditures from operating cash flows, sale of residual equipment and accumulated deposits made with the government authorities. The planned disbursements for these outlays are as follows:

(in millions of $)	2006	2007	2008	2009	2010	2011+	Total
Outlays/year	8.4	5.3	12.0	5.0	6.7	6.1	43.5

All of our mining operations except OBMI are certified under the ISO 14001 standard for environmental management.

CAMBIOR 2005 ANNUAL REPORT	31

Community Development

Our operating strategy includes playing an active role in the communities in which we operate. The economic impact of mining operations are often more noticeable in emerging countries. Therefore, in such countries, we try to introduce development programs that can be sustained beyond the mine life and improve the quality of life of people living in the vicinity of our mines. We have also established community outreach programs to dialogue with stakeholders regarding our activities and their impact on the local communities. We view community support for mining operations as a key ingredient for a successful mining venture.

Employee Future Benefit Plans

We have several defined contribution and final-pay defined benefit pensions plans, as well as other post-retirement benefit plans for our employees. Our obligations under these plans require estimates as described in Note 15 to the consolidated financial statements. These estimates are compiled by professional advisors based on market assumptions and in accordance with accepted practices. The total obligation is subject to change as these assumptions are modified.

At December 31, 2005, we had a pension funding deficit of $7.7 million, mainly related to a supplementary executive retirement plan for senior executives (SERP). However, we have issued letters of credit of $6.2 million to the SERP's trustee to guarantee the unfunded obligations under retirement compensation agreements.

Our obligations to fund are dependent on various factors, including return on investments. In accordance with Québec legislation, our plans are supervised by pension committees comprised of representatives of the participants and of Cambior, as well as independent members. We have increased funding of the registered pension plan to eliminate the current shortfall over a five-year period. The SERP funding is totally discretionary and is subject to ongoing review by the Board of Directors.

Mineral Reserves

Cambior's proven and probable mineral reserves at December 31, 2005, are outlined in this annual report. Mineral reserves were estimated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

Mineral reserve estimates are subject to change based on variations in the price of gold and other commodities, further knowledge of the ore deposit, mining conditions and methods of extraction.

A reduction in reserves can have a significant impact on the valuation of the assets, which in most cases are amortized in accordance with the reserve base.

32	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Off Balance-sheet Transactions

As part of our 2001 financial restructuring, we were required to implement a revenue protection program to secure the operating cash flows to reimburse our credit facilities. The original requirement was 70% of production up to December 31, 2005, at a minimum price of $290 per ounce. We implemented this original program in September 2001. Subsequently, benefiting from a stronger balance sheet, we reduced this covenant and ultimately eliminated it on August 12, 2003.

Cambior has also established a policy of not hedging future gold production unless required to do so for project financing. Over the past years, we have aggressively reduced our gold sales commitments under the mandatory hedging program.

We succeeded in gaining greater exposure to the gold price in 2006 and remain committed to the opportunistic buy-back of remaining positions on gold price weaknesses.

In recent years, we have reduced our gold hedge commitment as follows:

	Ounces committed(1)	Variation from previous year
December 31, 2001	1,887,000	-6%
December 31, 2002	1,286,000	-32%
December 31, 2003	746,000	-42%
December 31, 2004	205,000	-73%
December 31, 2005	165,000	-20%
(1) Including prepaid gold forward sales agreement.

We also eliminated all call option obligations and lease rate swaps in 2004.

At December 31, 2005, we had delivery obligations of 165,000 ounces of gold. The fair value of the gold delivery commitments was negative $32.9 million. This negative mark-to-market value is somewhat offset by the gold receivable under the Carlota sale agreement, which had an estimated market value of $24.9 million at December 31, 2005. The details of the hedging portfolio are included in Note 21 to the consolidated financial statements.

Hedging Program – Foreign Exchange Contracts

All of our production sales are in US dollars. We enter into foreign exchange contracts from time to time to meet our Canadian dollar requirements to fund our operating activities in Canada. Forward sales commitments of $5.5 million for the purchase of Canadian dollars in 2005 are outlined in Note 21 to the consolidated financial statements.

Following the merger with Ariane in late 2003, we began to incur expenditures in Euros. Our exposure to the Euro will increase as we expand our activities in French Guiana. From time to time, we may reduce the volatility of our exposure through a currency hedging program.

Hedging Program – Other

We are also exposed to fluctuations in oil prices and interest rates. We review this exposure on a regular basis and may enter into transactions to fix the costs of these items. At December 31, 2005, no contracts were outstanding for oil or interest rate coverage.

CAMBIOR 2005 ANNUAL REPORT	33

Human Resources

Much of our success today can be attributed to having a passionate workforce that cares about our reputation. Employees are proud of their history and their contribution to Cambior. Management invests a considerable amount of time in recruiting competent and skilled people that fit demanding selection criteria. Although maintaining the skills of a professional workforce requires a significant amount of time and energy, we consider employee development to be an integral part of our continuous improvement program. Each year, we invest close to 3% of payroll on employee development to ensure that skills are in line with new safety standards, changing technology and improved processes. Improved commodity prices combined with an aging workforce in North America have increased the demand for experienced mining professionals and workers. The successful execution of our development and operating plans depends on the availability of the necessary human resources.

To maintain a motivated workforce, we offer a challenging and rewarding work environment as well as a competitive compensation program comprising salary and benefits. We also maintain a staff development and succession program for key executive and operational management positions.

As part of our compensation program, we offer an employee share purchase plan in which approximately 520 individuals participate. Approximately 1% of the outstanding shares of Cambior are held by directors, officers and employees. We have also granted 8.2 million options to acquire common shares of Cambior, as described in Note 17 to the consolidated financial statements, to key employees to align their interests with those of the shareholders. These options vest over a three-year period and have a seven-year life, thereby encouraging these employees to have a long-term view of Cambior's development.

We have also introduced various innovation and continuous improvement initiatives since 2001 to enhance productivity and cost competitiveness.

All of Cambior's current operations except for Rosebel and OBMI are unionized. The Rosebel hourly employees have presented a demand for union certification to the Republic of Suriname. A union representing the OBMI hourly and clerical employees has been recognized by the Co-operative Republic of Guyana, and a first collective agreement should be signed in 2006. We will also be negotiating a new labour agreement at Doyon in 2006.

Management considers that it has good relations with the employees and unions. Cambior offers a competitive compensation program, a secure and challenging working environment, and an open dialogue.

The expiry dates of the collective agreements are as follows:

Omai – Hourly employees	February 28, 2007
Doyon – Hourly employees	November 30, 2006
Mouska – Hourly employees	October 17, 2007
Sleeping Giant – Hourly employees	July 31, 2007
Niobec – Hourly, clerical and technical employees	April 30, 2008

At year end, Cambior employed approximately 2,700 individuals.

Litigation

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana. Cambior and OGML consider this action unfounded and frivolous and OGML is contesting it vigorously. The net assets of OGML amount to $12.4 million.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission ensure independent monitoring of OGML's compliance regarding the Essequibo River.

We are also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business, as well as to the possibility of new income and mining tax assessments for prior years. We do not believe that unfavorable decisions in any of the pending procedures or threat of procedures related to any future assessment or any amount we might be required to pay will have a negative impact on our financial condition.

34	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Risks and Uncertainties

Cambior is subject to various financial, operational and political risks that could have a significant impact on profitability and levels of operating cash flow, as described below.

Financial Risks

The following summarizes key financial risks:

Commodity Prices

Our revenues depend on the market prices for our mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above-ground reserves.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share. General economic conditions, particularly in the steel industry, also affect the marketplace.

The RASC market is subject to competition from Chinese suppliers who can affect OBMI's competitive position due to their reduced labour costs and transportation cost savings.

Oil prices also affect our costs, particularly at Omai Bauxite and Rosebel due to the oil cost components of the power supply and fuel for the open-pit mining fleet.

All of the factors that determine gold, niobium, RASC and oil prices are beyond our control. We do not take any particular measures to protect ourselves against fluctuations in the commodities markets. In fact, we have chosen to increase our exposure to the gold market in particular by reducing our hedging positions, as we feel that the gold price will remain strong in the foreseeable future.

Currency

Cambior's metal sales are transacted in US dollars. Movement in the Canadian dollar against the US dollar therefore has a direct impact on our Canadian division and executive office cost base. International operations have limited exposure to currency as the cost base is mainly denominated in US dollars. From time to time, we enter into foreign exchange contracts to fix the exchange rate.

The Canadian currency rate may also have an impact on our access to permanent capital, which has traditionally been raised in Canadian dollars through transactions on Canadian equity markets. The amount of dilution following equity issues may be affected by the amount required in foreign currency.

Interest Rates

As a borrower, Cambior is subject to movement in US interest rates. Consequently, we have traditionally negotiated US dollar borrowings with interest rates based on the LIBOR rate.

Counterparty Risk

We have a number of counterparty risks in our financial transactions for gold sales and foreign exchange contracts. In order to minimize such risks, we transact within our lending group.

Access to Capital Markets

To fund growth, we are often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in Cambior and our projects. To ensure the availability of capital, we maintain a relationship with key financial participants and have implemented an investor relations program to inform institutional and retail investors, as well as other stakeholders.

Insurance

Where economically feasible and based on availability of coverage, we transfer a number of operational and financial risks to insurance companies. The availability of such insurance is dependent on our past insurance loss records and general market conditions. More recently, major losses incurred by insurance markets have reduced capacity and affected rates.

CAMBIOR 2005 ANNUAL REPORT	35

Operational Risks

Mining is subject to various operational risks and uncertainties, including:

Mineral Reserves and Extraction

Reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. Our mines may suffer rockbursts, groundfalls and other natural or man-provoked incidents that could affect the mining of the ore. To minimize the risks, we estimate reserves in accordance with accepted guidelines and standards within the mining industry, establish quality control programs and ensure that competent personnel are employed. We also employ experienced mining engineers and a trained workforce to extract the ore from our deposits.

Safety and Other Hazards

The mining industry is characterized by significant risks. To minimize these risks, we provide training programs for our employees and have joint management-worker committees to review work practices and environment.

Energy

Our operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available.

Labour and Strikes

We are dependent on our workforce to extract and process minerals. We have programs to recruit and train the necessary manpower for our operations, and endeavour to maintain good relations with our workforce in order to minimize the possibility of strikes, lockouts and other stoppages at our work sites.

Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. We maintain active community outreach and development programs to mitigate the risk of blockades or other restrictive measures by the communities.

Environmental Hazard

We are vulnerable to various environmental incidents that can have a significant impact on our operations. To mitigate these risks, we have implemented an ISO 14001-certified environmental management system that covers all aspects of the mining cycle. In high-risk areas, such as the design and operation of tailings dams, we contract independent review boards to oversee design and ongoing operating practices. We also have emergency plans to deal with any incidents.

Political Risk

Our operations, particularly those located in emerging countries, are subject to a number of political risks. In accordance with our lending agreements, we carry political risk insurance to cover certain risks.

Our operations in Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which we conduct our affairs. These agreements are subject to international arbitration and cover a number of items, including:

1) Duration of mining licenses/operating permits;

2) Right to export production;

3) Labour matters;

4) Right to hold funds in foreign bank accounts and foreign currencies;

5) Taxation rates; and

6) Right to repatriate capital and profits.

We maintain active communications programs with host governmental authorities and the Canadian government.

36	CAMBIOR 2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Risks and Uncertainties (continued)

Operational Risks (continued)

Legislation

We are subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on our operations. We participate in a number of industry associations to monitor changing legislation and maintain a good dialogue with governmental authorities in that respect.

Critical Accounting Estimates

We are required to make certain estimates that have a significant impact on the financial statements. The following are estimated items that management considers most critical, and for which actual amounts could differ substantially and affect the results of operations.

Mineral Reserves

The key operating parameters used to determine mineral reserves were:

	2005	2004	2003
Gold ($/oz.)	425	400	350
Copper ($/lb)	—	1.00	0.90
C$/US$	1.35	1.35	1.40

Property, Plant and Equipment

We begin capitalizing the cost of a mining property when we believe it has mineral resources with the potential to be economically recoverable. Construction and development costs incurred thereafter are capitalized and amortized based on the useful life of the asset, which in most cases is based on the ore reserves of the deposit. Ore reserves are estimated by professional geologists and engineers in accordance with industry standards which require input as to future metal prices, operating costs and technical parameters. Annual asset impairment tests are carried out using these parameters and estimated salvage value for equipment. Changes in any key input component could result in a significant reduction in mineral reserves, which would in turn have a negative impact on the carrying value of the property, plant and equipment.

Litigation

We are subject to various litigation actions, including the OMAI Gold Mines Ltd. lawsuit, whose outcome could have an impact on Cambior's valuation should we be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and we establish provisions for future disbursements when required.

Site Restoration (Asset Retirement Obligations)

We establish estimates for future restoration costs following the depletion of ore reserves. These estimates are dependent on labour costs, known environmental impacts and the effectiveness of remedial and restoration measures. We also estimate the timing of the outlays, which are subject to change depending on continued exploitation of current or newly-discovered reserves.

Employee Future Benefits

We are required to make certain assumptions with respect to returns on pension assets and our employees' future earnings and mortality rates. Any variation could affect the requirements to discharge future compensation payments.

Valuation of Consideration – Options

We may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. We use the recognized Black-Scholes model to value these options. The model requires certain inputs that require management estimates.

CAMBIOR 2005 ANNUAL REPORT	37

Changes in Accounting Policies

Stock-based Compensation

On January 1, 2004, we adopted new Canadian standards for stock-based compensation and other stock-based payments. The amendments require that options granted to employees be accounted for at fair value in the financial statements, which was not previously the case.

Asset Retirement Obligations

On January 1, 2004, we adopted new Canadian standards for asset retirement obligations. The new standards apply to the recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.

Flow-through Shares

In 2004, we adopted a new accounting pronouncement relating to flow-through shares. This resulted in the recognition of a future income tax liability of $1,219,000 in 2004, offset by a corresponding amount in previously-incurred, unrecognized tax losses.

Outlook

During 2006, we will continue to execute on our strategic plan to deliver value to our shareholders by:

• Meeting and exceeding our production objectives;

• Maximizing the operating cash flows from our operating units;

• Initiating the development of the Camp Caiman project; and

• Increasing our gold reserve and resource base by investing $29 million in exploration and reserve development programs, with particular emphasis on Rosebel, Westwood and La Arena.

Our 2006 production target is 529,000 ounces at a mine operating cost of $294 per ounce. The forecast decrease in production is mainly the result of the shutdown of the Omai gold operations in September 2005 following the depletion of its ore reserves. Sales of ferroniobium from Niobec are expected to increase by 17% in 2006 to $60 million, while sales of calcined bauxite are expected to increase to $64 million. We intend to reinvest $103 million at our operating mines and our mining projects, mainly on the development of the future Camp Caiman mine.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of February 20, 2006. Additional information on Cambior is available through regular filings of press releases, quarterly financial statements and our Annual Information Form on SEDAR (www.sedar.com).